Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

February 2, 2024

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc.
Registration Statement on Form F-1 Response dated January 29, 2024 File No. 333-275626

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth our response below to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated January 30, 2024 with respect to our response to the Staff’s previous comment submitted on January 29, 2024 by Able View Global Inc. (the “Company”). Please note that the reference of the page number in the response refers to that of the Amendment No. 3 to the Registration Statement on Form F-1 (the “F-1/A”) filed with the SEC concurrently with the submission of this letter.

Response Letter, Dated January 29, 2024

General

1.	We note your response to our prior comment 1 and reissue in part. Please disclose that you have not relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business, including CAC and CSRC approvals, and disclose why you reached that decision (i.e., the explanation you provided in your response letter).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of the F-1/A to include the applicable reasons why the Company chose not to rely on the opinion of PRC counsel to reach the decision that it does not need any additional permissions and approvals to operate its business, including CAC and CSRC approvals.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc:	Elizabeth F. Chen